FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated May 8, 2006 announcing that it has been selected by Integradores de Tecnología to provide an 8,500-site SkyEdge VSAT network serving 17,500 Mexican public-school classrooms, as part of the Mexican Ministry of Education’s (SEP) Enciclomedia program.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: May 8th, 2006

Gilat expands support of Mexican school initiative with contract for an additional 8,500 site VSAT network

Gilat will provide Enciclomedia project with monitoring, Internet access and telephony service solution

Petah Tikva, Israel, May 8, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced it has been selected by Integradores de Tecnología to provide an 8,500-site SkyEdge VSAT network serving 17,500 Mexican public-school classrooms, as part of the Mexican Ministry of Education’s (SEP) Enciclomedia program. The deployment of the network hub and terminals has already begun.

Earlier this year, Gilat announced it had also been selected by a consortium of leading Mexican technology firms to provide a network of nearly 7,000 SkyEdge VSATs. When combined with today’s announcement, this brings the total number of Mexican classroom to be connected via SkyEdge to approximately 33,000.

Gilat was chosen to provide this solution using its SkyEdge technology. Gilat will supply Integradores with SkyEdge VSATs to monitor the operation and usage of the Enciclomedia program. In addition, Gilat has selected GlobalSat, one of Mexico’s largest Internet Service Providers, as its subcontractor, to service the SkyEdge hub and deliver broadband Internet access.

Integradores’ General Manager Oscar Perez Martinez said, “Our research indicates that Gilat’s scalable, high-performance SkyEdge VSAT platform is ideally suited for this important monitoring application – while giving us the flexibility to add broadband access later in the project. The platform’s space-segment efficiency will ensure the most economical usage possible. We believe Gilat’s track record of technological innovation and long history of success in Mexico make them ideally suited as a partner on this project.”

“We are happy to be chosen by Gilat to provide services using the Company’s technology in this important Mexican education program and confident in their experience in similar projects,” said Eric Cataño Araiza, General Director of GlobalSat.

Enciclomedia (www.enciclomedia.edu.mx) is a computer-based program that integrates federal education resources such as textbooks, digital content and virtual activities to enrich the student’s classroom experience encourage student participation and enhance learning outcomes. The program also includes a portal to assist teachers with their daily activities.

The Mexican government considers Enciclomedia to be an important education project and expects it to eventually reach more than 140,000 classrooms.

The SkyEdge platform is available in various configurations to support a wide range of networks, from small networks of fewer than 100 sites to large networks comprising tens of thousands of sites. SkyEdge efficiently supports periodic transmission, such as that required by the monitoring needs of the SEP project, broadband Internet connectivity and video services if required in the future.

“We are glad to have been awarded the opportunity by Integradores to expand our support of the Enciclomedia program. We believe that our vast experience in working with large scale communication projects will contribute to the success of this important project,” said Erez Antebi, CEO of Gilat Network Systems, a business unit of Gilat Satellite Networks.

About Integradores de Tecnología

Integradores de Tecnología (www.integradores.com.mx), founded in 1997, is a systems integrator providing a wide range of computing and telecommunications solutions to Mexican government agencies and multinational corporations.

About GlobalSat

GlobalSat (www.globalsat.com.mx) delivers advanced connectivity solutions to corporations and small businesses throughout Mexico, deploying satellite technology and on-demand services. GlobalSat’s alliances with IBM, Intelsat, Gilat and Spacenet have contributed to its solid growth within the Mexican telecommunications sector. GlobalSat is the technological innovation division of Grupo Caliente.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com